UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Carmike Cinemas, Inc.
(Name of Issuer) Common Stock, par value $0.03 per share
(Title of Class of Securities) 143436400
(CUSIP Number) Beth R. Kramer Chadbourne & Parke LLP 1301 Avenue of the Americas New York, New York 10019-6022 1 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 4, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 19 Pages.

SCHEDULE 13D
CUSIP No. 143436400	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Brothers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,755,345

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,755,345

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,755,345

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON
HC

SCHEDULE 13D
CUSIP No. 143436400	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Master Control LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,755,345

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,755,345

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,755,345

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON
HC

SCHEDULE 13D
CUSIP No. 143436400	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
1,755,345

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,755,345

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,755,345

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,755,345

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D
CUSIP No. 143436400	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher P. Mittleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,755,345

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,755,345

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,755,345

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON
IN, HC

CUSIP No. 143436400	SCHEDULE 13D	Page 6 of 19 Pages

This Schedule 13D (this "Statement") supersedes the Schedule 13G as last amended by Amendment No. 5 filed on February 11, 2016, filed by Mittleman Brothers, LLC ("Mittleman Brothers"), relating to shares of Common Stock of Carmike Cinemas, Inc. ("Carmike" or the "Issuer").  This Statement is being filed because the Filer may no longer qualify to file on Schedule 13G.  See Item 4 below.
Item 1.	Security and Issuer.
This Statement relates to the Common Stock, par value $0.03 per share (the "Common Stock"), of Carmike, a company existing under the laws of Delaware.  The principal executive offices of the Issuer are located at 1301 First Avenue, Columbus, Georgia 31901-2109, telephone (706) 576-3400.
 Item 2.     Identity and Background.

This statement is jointly filed by and on behalf of each of Mittleman Brothers, Master Control LLC ("Master"), Mittleman Investment Management, LLC, an SEC registered investment advisory firm ("MIM"), and Christopher P. Mittleman.  MIM serves as an investment adviser and/or manager to other persons.

MIM provides investment advice to institutional clients, high-net-worth individuals, and pooled investment vehicles ("Managed Portfolios").  As a result of its role as investment adviser of the Managed Portfolios, MIM may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such Managed Portfolios.  Mittleman Brothers is the sole member of Master and Master is the sole member of MIM.  Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM.
As a result, Mittleman Brothers and Master may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that MIM may have with respect to the Issuer's Common Stock held by the Managed Portfolios.
Mr. Mittleman is the Managing Partner and Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM.
Each of the Reporting Persons declare that the filing of this statement should not be construed as an admission that such person is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.
(a)            The names of the persons filing this Schedule 13D are Mittleman Brothers, LLC, a New York limited liability company, Master Control LLC, a Delaware limited liability company, Mittleman Investment Management, LLC, a New York limited liability company and an SEC registered investment advisory firm, and Christopher P.

CUSIP No. 143436400	SCHEDULE 13D	Page 7 of 19 Pages

Mittleman.  MIM serves as an investment adviser and/or manager to other persons.  Mittleman Brothers, Master, MIM, and Mr. Mittleman are collectively referred to in this Schedule 13D as the "Reporting Persons."

(b)	The principal business address of the Reporting Persons is
105 Maxess Road, Suite 207
Melville, New York 11747

(c)	This Schedule 13D is filed on behalf of Mittleman Brothers, Master, MIM, and Mr. Mittleman. MIM serves as an investment adviser and/or manager to Managed Portfolios. As a result of its role as investment adviser of the Managed Portfolios, MIM may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such Managed Portfolios. Mittleman Brothers is the sole member of Master Control LLC ("Master") and Master is the sole member of MIM. Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM. Mr. Mittleman is the Managing Partner and Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM. The principal business of MIM is acting as an SEC registered investment advisor. The principal business of Master and Mittleman Brothers is the control of MIM. The principal business of Mr. Mittleman is serving as the chief investment officer of MIM.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
(e)	See (d) above.
(f)	Mittleman Brothers and MIM are organized under the laws of the State of New York. Master is organized under the laws of the state of Delaware. Mr. Mittleman is a U.S. citizen.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement (the "Listed Persons") is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 3.      Source and Amount of Funds or Other Consideration.
To acquire the Common Stock, the Reporting Persons used funds of $40,930,702.20 managed by MIM in managed investment advisory accounts.

CUSIP No. 143436400	SCHEDULE 13D	Page 8 of 19 Pages

Item 4.	Purpose of Transaction.
The shares of Common Stock covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Company.

As investors in the Company, the Reporting Persons have had and may continue to have general discussions with representatives of the Company regarding various matters relating to the business and operations of the Company.  The Reporting Persons have also had and may continue to have conversations with other stockholders of the Company. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

In addition, the Reporting Persons also intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Company's board of directors, changes to the composition of the board of directors, price levels of the common stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, (i) purchasing additional securities of the Company in open market or privately negotiated transactions; (ii) selling all or part of the securities of the Company owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing.  Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.

CUSIP No. 143436400	SCHEDULE 13D	Page 9 of 19 Pages

Item 5.                          Interest in Securities of the Issuer.
(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

Number of shares as to which each Reporting Person has:
(i)            sole power to vote or to direct the vote:
See Item 7 on the cover page(s) hereto.
(ii)            shared power to vote or to direct the vote:
See Item 8 on the cover page(s) hereto.
(iii)            sole power to dispose or to direct the disposition of:
See Item 9 on the cover page(s) hereto.
(iv)            shared power to dispose or to direct the disposition of:
                See Item 10 on the cover page(s) hereto.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons' knowledge, the Listed Persons are described below. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.
Transaction Date	Effecting Person	Shares Acquired	Shares Disposed	Price Per Share (1)	Description of Transaction
1/4/2016	Mittleman Investment Management, LLC		200	22.54	open market

CUSIP No. 143436400	SCHEDULE 13D	Page 10 of 19 Pages

1/4/2016	Mittleman Investment Management, LLC		200	22.57	open market
1/5/2016	Mittleman Investment Management, LLC		800	22.62	open market
1/5/2016	Mittleman Investment Management, LLC		200	23.04	open market
1/5/2016	Mittleman Investment Management, LLC		300	23.05	open market
1/7/2016	Mittleman Investment Management, LLC	65		22.61	open market
1/7/2016	Mittleman Investment Management, LLC	155		22.39	open market
1/7/2016	Mittleman Investment Management, LLC	285		22.33	open market
1/7/2016	Mittleman Investment Management, LLC	175		22.32	open market
1/7/2016	Mittleman Investment Management, LLC	50		22.62	open market
1/7/2016	Mittleman Investment Management, LLC	75		22.55	open market
1/7/2016	Mittleman Investment Management, LLC	36		22.63	open market
1/7/2016	Mittleman Investment Management, LLC		84	22.53	open market
1/7/2016	Mittleman Investment Management, LLC		45	22.44	open market
1/8/2016	Mittleman Investment Management, LLC		25	22.05	open market
1/11/2016	Mittleman Investment Management, LLC		325	22.06	open market
1/11/2016	Mittleman Investment Management, LLC		250	22.04	open market
1/11/2016	Mittleman Investment Management, LLC		50	21.88	open market
1/11/2016	Mittleman Investment Management, LLC		850	22.00	open market
1/13/2016	Mittleman Investment Management, LLC		415	22.98	open market
1/14/2016	Mittleman Investment Management, LLC		100	21.84	open market
1/14/2016	Mittleman Investment Management, LLC		100	21.86	open market
1/14/2016	Mittleman Investment Management, LLC		330	21.87	open market
1/15/2016	Mittleman Investment Management, LLC		1,000	21.74	open market
1/15/2016	Mittleman Investment Management, LLC		1,000	21.57	open market
1/15/2016	Mittleman Investment Management, LLC		1,000	21.52	open market

CUSIP No. 143436400	SCHEDULE 13D	Page 11 of 19 Pages

1/15/2016	Mittleman Investment Management, LLC	200	21.54	open market
1/19/2016	Mittleman Investment Management, LLC	630	21.57	open market
1/19/2016	Mittleman Investment Management, LLC	200	21.53	open market
1/21/2016	Mittleman Investment Management, LLC	300	21.33	open market
1/21/2016	Mittleman Investment Management, LLC	45	21.41	open market
1/21/2016	Mittleman Investment Management, LLC	250	21.84	open market
1/21/2016	Mittleman Investment Management, LLC	700	21.35	open market
1/21/2016	Mittleman Investment Management, LLC	105	21.75	open market
1/21/2016	Mittleman Investment Management, LLC	3,500	21.79	open market
1/21/2016	Mittleman Investment Management, LLC	750	21.79	open market
1/28/2016	Mittleman Investment Management, LLC	150	21.17	open market
1/28/2016	Mittleman Investment Management, LLC	1,475	21.39	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.94	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.95	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.94	open market
2/1/2016	Mittleman Investment Management, LLC	50	21.93	open market
2/1/2016	Mittleman Investment Management, LLC	600	21.93	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.94	open market
2/1/2016	Mittleman Investment Management, LLC	50	21.94	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.93	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.93	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.90	open market
2/1/2016	Mittleman Investment Management, LLC	75	21.90	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.89	open market
2/1/2016	Mittleman Investment Management, LLC	25	21.93	open market

CUSIP No. 143436400	SCHEDULE 13D	Page 12 of 19 Pages

2/1/2016	Mittleman Investment Management, LLC	100	21.90	open market
2/1/2016	Mittleman Investment Management, LLC	28	21.93	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.93	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.89	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.87	open market
2/1/2016	Mittleman Investment Management, LLC	11	21.87	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.89	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.88	open market
2/1/2016	Mittleman Investment Management, LLC	11	21.87	open market
2/1/2016	Mittleman Investment Management, LLC	100	21.87	open market
2/11/2016	Mittleman Investment Management, LLC	100	19.91	open market
2/17/2016	Mittleman Investment Management, LLC	400	20.29	open market
2/22/2016	Mittleman Investment Management, LLC	17,000	20.14	open market
2/23/2016	Mittleman Investment Management, LLC	2,600	20.00	open market
2/24/2016	Mittleman Investment Management, LLC	100	21.14	open market
2/24/2016	Mittleman Investment Management, LLC	100	21.14	open market
2/29/2016	Mittleman Investment Management, LLC	200	21.62	open market
2/29/2016	Mittleman Investment Management, LLC	20	21.96	open market
2/29/2016	Mittleman Investment Management, LLC	88	21.96	open market
2/29/2016	Mittleman Investment Management, LLC	16	21.96	open market
2/29/2016	Mittleman Investment Management, LLC	100	21.96	open market
3/2/2016	Mittleman Investment Management, LLC	50	25.17	open market

CUSIP No. 143436400	SCHEDULE 13D	Page 13 of 19 Pages

(1)            Includes brokerage commissions in per share prices with respect to open market purchases.

(d)	Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.

(e)	Not applicable.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons' knowledge, the Listed Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Company.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 7.	Material to be Filed as Exhibits.
Exhibit A.	Letter sent by Mittleman Brothers to the CEO and Board of Directors of Carmike Cinemas, Inc.
Exhibit B.	Joint Filing Agreement
Exhibit C.                          Control Person Information

CUSIP No. 143436400	SCHEDULE 13D	Page 14 of 19 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: March 8, 2016
MITTLEMAN BROTHERS, LLC By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Member
MASTER CONTROL LLC By: /s/ Philip C. Mittleman Name: Philip C. Mittleman Title: Managing Partner
MITTLEMAN INVESTMENT MANAGEMENT, LLC By: /s/ Laura Kate Garner Name: Laura Kate Garner Title: Chief Compliance Officer
CHRISTOPHER P. MITTLEMAN By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Partner and Chief Investment Officer

CUSIP No. 143436400	SCHEDULE 13D	Page 15 of 19 Pages

Exhibit A

March 8, 2016

Roland C. Smith, Chairman of the Board
S. David Passman, III, Chief Executive Officer
Carmike Cinemas Inc.
1301 First Avenue
Columbus, GA 31901-2109

Dear Roland and David,

As you know, Mittleman Brothers LLC, an SEC-registered investment advisory firm, is the largest shareholder of Carmike Cinemas, Inc. ("Carmike"), controlling 1,755,345 shares (7.1%) as of March 4, 2016.  We began acquiring this position in late 2007, and have held a significant stake in the company ever since; nearly eight and one-half years.

Today we changed our form 13G filing (initially filed August 2011) to a 13D because we intend to vote against, and to encourage other shareholders to vote against the merger agreement announced on March 3, 2016 whereby Carmike would be sold to AMC Entertainment Holdings, Inc. ("AMC") for $30.00 per share in cash, a price we strongly believe to be unacceptably low.

We have long praised your stewardship of Carmike, since you both took control in early 2009. What was once a chronically underperforming and run-down theater chain has been transformed into a consistently outperforming circuit with industry-leading statistics in both attendance and concessions.  All Carmike shareholders should be immensely grateful, as we are, for what you and the rest of the Carmike team have accomplished with this business during your seven years at the helm.  From year-end 2008 to year-end 2015, a seven year period in which industry-wide box office receipts in North America rose from $9.63B to $11.12B (2.1% CAGR), Carmike's sales increased from $473M to $804M (7.9% CAGR), EBITDA rose from $73M to $135M (9.2% CAGR), and the stock price went from $3.65 to $22.94 (30% CAGR).  In contrast, Regal Entertainment Group ("RGC"), the largest theater chain in the U.S., grew sales from $2.77B to $3.13B (1.8% CAGR), EBITDA from $450M to $608M (4.4% CAGR), and stock price from $8.28 to $18.87 (18.8% CAGR including dividends).

Yet despite Carmike's vast outperformance of industry giant RGC over these past seven years, the valuation at which Carmike has agreed to sell itself to AMC is vastly inferior to RGC's current market trading valuation.  RGC at last trade on March 4, 2016 of $20.38 had an enterprise value ("EV") of $5.55B, which is 9.1x the $608M in EBITDA that RGC produced in 2015, without any control premium, which controlling shareholder Philip Anschutz would presumably require if he were to sell RGC.  At the $30 take-over price from AMC, Carmike's EV is $1.04B (adjusted for their 18% stake in Screenvision which I value at $50M), which is only 7.7x the $135M in EBITDA produced by Carmike in 2015.  At the 9.1x EBITDA multiple where RGC is already trading in the open market today, Carmike would be $38 per share.  There is no way that in a change-of-control, cash-out takeover, the stock should be surrendered for any less than that.  Carmike's stock was $35 in March of 2015, and $36 in June of 2014.  But given Carmike's superior performance, I believe $40 (9.5x EBITDA) is fair value for a complete cash-out change-of-control sale.

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D	Page 16 of 19 Pages

After gloating about the great bargain price at which he obtained Carmike for his shareholders, AMC's CEO, Adam Aron, on the March 4th conference call discussing the deal, indicated that he did not want to use AMC's stock to purchase Carmike because AMC's stock price in the low $20s was just too cheap to issue.  That is interesting because AMC's stock ($27 on 3/4/2016) at 8.1x EBITDA now is trading in the open market at just over the same valuation (7.7x) that Carmike's board agreed to sell complete control of our company, apparently unfamiliar with the concept of a control premium which is customarily paid to the selling party, especially when a deal is done for cash.  If this had been a stock swap, then an initially lower valuation might have been tolerable, given that the upside potential in the combined entity would be shared by both parties.  But here, AMC is unwilling to share in the immense benefits this deal will bring to their shareholders, and Carmike failed to extract a fair price in relinquishing that upside potential.  If AMC is unwilling to issue its shares at 8x EBITDA, why would Carmike sell our shares to AMC at 8x EBITDA?  AMC's EBITDA margin was 18.2% in 2015, vs. 16.8% for Carmike, but surely that 1.4% margin advantage cannot alone explain why AMC's CEO and board rightly cling to their shares at 8x EBITDA, while Carmike's CEO and board are content to give up ours at that same valuation.

But 8x EBITDA does not adequately describe the extent of the bargain that AMC will receive by paying only $30 per share for Carmike.  Because of cost savings estimated by AMC to be $35M, the post-synergies adjusted multiple drops to 6.5x EBITDA.  But wait, there's more… By increasing its screen count by over 50% via this acquisition, AMC is estimated to gain $258M* in additional founder shares in National CineMedia, LLC (effectively equivalent to publically traded shares of National CineMedia, Inc. (NCMI)), which would further reduce the adjusted cost of the Carmike acquisition to a mere 5x EBITDA.  And lastly, AMC has significant NOLs to shield Carmike's net income from taxes for years to come, enhancing even further the free cash flow accretion to AMC.  So Carmike's scarcity value as the fourth largest theater company, and one of the best performing chains in the U.S., is thus squandered, while AMC goes from the second largest in the U.S. to the largest in the world, with all the economic benefits that such scale produces, in an immediately and massively accretive deal costing them only 5x EBITDA.

Carmike's theaters are concentrated in the Southeastern and Southwestern parts of the U.S., demographically favorable regions with above average population growth.  And while most of the money made in the movie theater business is made by the concessions sales (what AMC calls F&B, food and beverage), Carmike has the highest gross margin on their concession sales in the industry (89%) and the highest per capita concession sales at $5.33 per patron per visit in Q4 2015.  AMC, a much larger company serving generally wealthier metro-area populations, had an 86% gross margin in concessions and a $4.75 per patron spend in Q4 2015. Again, Carmike displays superior performance  worthy of a premium valuation, not a discounted one.

If AMC paid $40 per share to Carmike, ignoring the $50M in value I previously ascribed to Carmike's Screenvision stake, the EV/EBITDA multiple Carmike would receive would be 9.9x.  But adjusted for the $35M in annual synergies AMC would extract, the cost to them falls to 7.8x EBITDA, less than the cost to buy back their own stock in the open market today at $27.  Then subtract the $258M in additional NCMI share value that AMC would receive, and the cost drops to only 6.3x.  That's all it would cost AMC to buy Carmike at $40 and become the largest movie theater company in the world.  Giving it to them at $30, or 5x EBITDA , is an unwarranted gift.

* (estimated by The Benchmark Company, LLC, analyst Mike Hickey, report dated March 4, 2016)

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D	Page 17 of 19 Pages

Warren Buffett mentioned in 2011 admiring a certain company in which he had invested for the way that they treated their stock with "reverence."  Ever since Carmike issued 5.2M shares at $18 per share in what proved to be a needless and highly dilutive secondary offering led by Macquarie in July 2013 at 6.7x EBITDA, I have feared that such a reverence for the share price might be lacking at Carmike.  Sadly my fears are confirmed by this definitive merger agreement, with no apparent auction process, and no go-shop provision, at a valuation that fails to match even the low end of the trading values (much less the private market values) of the relevant comps.  I kept silent about my concerns over the 2013 secondary at the time, hoping that there must have been some large accretive acquisition to be done at less than the 6.7x EBITDA for which the CKEC shares were sold, but no such deal materialized which would require such excess cash.  Now you've committed to sell the entire company for 7.7x EBITDA, a below market valuation with no discernible control premium, and that we just cannot abide.

A few hours after I read the press release announcing this hideous deal last Thursday night, once I had regained consciousness, I began reviewing recent private market transactions in major movie theater companies (EV $1B+) in the developed world to see if any transactions had occurred at such a low valuation (8x EBITDA or less).  I was not surprised to find that none had.  The most recent transaction in a $1B+ enterprise value movie theater company was the London-based Vue Entertainment Ltd., bought out on 9/30/13 for $1.46B, or 8.5x $171M in EBITDA, by two Canadian private equity firms, OMERS Private Equity and Alberta Investment Management Corp.  What's impressive there is the 8.5x multiple was paid by a private equity group, not a strategic buyer with synergies to lower the ultimate cost.  The only other $1B+ deal in the past five years was the Chinese company Dalian Wanda's $2.75B buyout of AMC announced in May 2012, which was a 9.1x EBITDA multiple on $303M adj. EBITDA in 2011.

If Carmike is to be sold to AMC, we would accept no less than $35 per share in AMC stock, or $40 per share in cash.  We would prefer $35 in AMC stock primarily because AMC is also undervalued at 8.1x EBITDA now, and we believe it has a very bright future, especially when combined with Carmike.

We will reach out to other large Carmike shareholders beginning today and over the next few weeks to encourage them to vote against this merger based on its current terms.  We expect most will be in substantial agreement with our view regarding the extent of the undervaluation of Carmike's shares represented by the $30 per share cash value offered by AMC.

At this time we do not plan on pursuing a proxy solicitation or seeking to exercise our dissenters' right of appraisal in Delaware, but we reserve our rights to all legal remedies if no better offer arises, and will explore other means of protecting our long-held investment in Carmike Cinemas.

Sincerely,

Chris Mittleman
Managing Partner
Mittleman Brothers LLC

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D	Page 18 of 19 Pages

Exhibit B

Joint Filing Agreement

This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Common Stock, par value $0.03 per share, of Carmike Cinemas, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.  This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one in the same instrument.
Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto.  This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

Date: March 8, 2016	MITTLEMAN BROTHERS, LLC

	By:	/s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Managing Partner

MASTER CONTROL LLC

	By:	/s/ Philip C. Mittleman
Name: Philip C. Mittleman
Title: Authorized Signatory

MITTLEMAN INVESTMENT MANAGEMENT, LLC

	By:	/s/ Laura Kate Garner
Name: Laura Kate Garner
Title: Chief Compliance Officer

CHRISTOPHER P. MITTLEMAN

/s/ Christopher P. Mittleman

CUSIP No. 143436400	SCHEDULE 13D	Page 19 of 19 Pages

Exhibit C

Control Persons Information

The name and present principal occupation or employment of each director and executive officer, and each person controlling, Mittleman Brothers, Master and MIM is set forth below. The business address of each person named below is 105 Maxess Road, Suite 207, Melville, New York 11747.  Each natural person named below is a citizen of the United States of America.  During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

Name	Title	Principal Occupation	Citizenship
Christopher P. Mittleman	Managing Partner/Chief Investment Officer	Managing Partner/Chief Investment Officer of MIM	United States
David J. Mittleman	Managing Partner/Chief Client Relationship Officer	Managing Partner/Chief Client Relationship Officer of MIM	United States
Philip C. Mittleman	Managing Partner/Chief Operating Officer/Chief Compliance Officer	Managing Partner/Chief Operating Officer/Chief Compliance Officer of MIM	United States